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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CYBERGUARD CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

231910100

(CUSIP Number)

Stephen T. Braun, Esq.
Greenebaum Doll & McDonald PLLC
700 Two American Center
3102 West End Avenue
Nashville, Tennessee 37203-1304
(615) 760-7120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 231910100

1.	Name of Reporting Person: Richard L. Scott		I.R.S. Identification Nos. of above persons (entities only): NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,203,647

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,203,647

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,203,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.1%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
Common Stock, $.01 par value (“Common Stock”), of CyberGuard Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2000 West Commercial Blvd., Suite 200, Ft. Lauderdale, Florida 33309.

Item 2.	Identity and Background
This statement is filed by Richard L. Scott (“Scott”).

The business address of Scott is 100 First Stamford Place, Stamford, Connecticut 06902.

Scott is a private investor.

Scott has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

During the five years preceding the filing of this report, Scott has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Scott is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Scott received shares of the Common Stock and Common Stock Purchase Warrants (as described in Item 4, the “Warrants”) in a distribution from Fernwood Partners II, LLC, a Delaware limited liability company (“Fernwood”). No consideration was paid in the distribution. Fernwood has dissolved and distributed its assets (comprised solely of Common Stock and Warrants) to its members. Scott acquired his membership interest in Fernwood with personal funds.

Item 4.	Purpose of Transaction
As noted in Item 3 above, Fernwood has distributed its Common Stock and Warrants to its members as part of a dissolution of Fernwood. Scott has received an aggregate of 6,240,130 shares of the Common Stock, and Warrants to purchase an aggregate of 1,513,593 shares of the Common Stock, in the distribution. The securities have been issued to three different entities controlled by Scott. The Warrants include warrants to purchase 1,223,386 shares of the Common Stock at $2.00 per share through August 26, 2004, and warrants to purchase 290,207 shares of the Common Stock at $2.51 per share through December 29, 2005. One of the entities controlled by Scott held 416,900 shares of the Common Stock prior to the distribution. In addition, Scott holds options to purchase an aggregate of 33,024 shares of the Common Stock at various prices (the “Options”), which were granted to Scott in connection with his services as a director of the Issuer.

Scott may from time to time exercise, in whole or in part, his Warrants or Options to purchase additional shares of Common Stock. Scott may also purchase additional shares of Common Stock of the Issuer in the open market at prevailing market prices. Scott does not have any intention of making a tender offer for any outstanding shares of capital stock of the Issuer. Except as set forth herein, Scott does not have any plans or proposals which relate to or would result in the acquisition of additional securities of the Issuer, an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any change in the present Board of Directors or management, any change in the number or term of directors, the filling of any vacancy on the Board of Directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the business or corporate structure of the Issuer, changes in the charter or by-laws which may impede the acquisition of control of the Issuer, the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any action similar to the foregoing actions listed. Scott will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of capital stock or to sell part or all of his holdings of capital stock of the Issuer.

Item 5.	Interest in Securities of the Issuer
The 8,203,647 shares of the Common Stock owned by Scott constitute 38.1% of the outstanding Common Stock of the Issuer, considering as currently outstanding all shares of Common Stock issuable upon exercise of the Warrants and upon exercise of the Options. Included in the 8,203,647 shares are 1,513,593 shares of the Common Stock which may be acquired upon exercise of the Warrants, and 33,024 shares of the Common Stock which may be acquired upon exercise of the Options.

Scott will have sole voting and dispositive power with respect to any Common Stock issuable upon exercise of the Warrants or the Options. Scott has sole voting and dispositive power with respect to the Common Stock held by Scott.

Except as set forth above, Scott does not own any capital stock of the Issuer and has not had any transactions in the capital stock of the Issuer in the past 60 days.

Scott holds the Common Stock and Warrants through three different entities controlled by Scott, as follows:

1.	The Richard L. Scott Revocable Trust (Scott is trustee) holds 1,562,904 shares of the Common Stock and Warrants to purchase 379,094 shares of the Common Stock.

	2.	The Frances Annette Scott Revocable Trust (Scott’s spouse is trustee) holds 3,531,222 shares of the Common Stock and Warrants to purchase 755,405 shares of the Common Stock.
	3.	The Richard L. & F. Annette Scott Family Partnership Ltd. (Scott is general partner) holds 1,562,904 shares of the Common Stock and Warrants to purchase 379,094 shares of the Common Stock.
Scott personally holds Options to purchase 33,024 shares of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth in Items 4 and 5 and as provided in Exhibits 99.1 and 99.2 to this Schedule 13D, Scott does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
	99.1.	Common Stock Purchase Warrant for 306,409 shares of the Common Stock dated as of August 26, 1999, issued to Richard L. Scott Revocable Trust (with schedule of omitted documents).
	99.2	Directors Non-Statutory Stock Option Agreement dated December 31, 2002 between the Issuer and Richard L. Scott (with schedule of omitted documents).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 28, 2003	/s/ Richard L. Scott
Richard L. Scott

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)